UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Virtus Investment Partners, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92828Q109

(CUSIP Number)

Bank of Montreal Colleen Hennessy 111 W. Monroe Street Chicago, IL 60603 Tel. No.: (312) 461-7745

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92828Q109

1	NAMES OF REPORTING PERSONS Bank of Montreal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,727,746
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,727,746
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,746 **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC,BK

*	The source of funds for acquiring 45,000 shares of Series B Voting Convertible Preferred Stock of the issuer (“Preferred Stock”) was the working capital of BMO Bankcorp, Inc. (“BMO Bankcorp”), a wholly-owned subsidiary of BMO Financial Corp. (“BFC”), which is a wholly-owned subsidiary of Bank of Montreal (“BMO”, and together with BFC, the “Reporting Persons”). 378,446 shares of common stock of the issuer (“Common Stock”) owned by the Reporting Persons were acquired by converting 9,783 shares of the Preferred Stock held by BMO Bankcorp on August 5, 2010. On November 30, 2011, BMO Bankcorp was dissolved and all Common Stock and Preferred Stock held by BMO Bankcorp was transferred to BFC. 1,349,300 shares of Common Stock owned by the Reporting Persons were acquired by converting the remaining 35,217 shares of Preferred Stock on January 6, 2012.
**	This number does not include 291 shares of Common Stock held by sub-advisors of Harris myCFO Investment Advisory Services, LLC (“myCFO,” a wholly-owned subsidiary of BFC) in the name of clients of myCFO.

CUSIP No. 92828Q109

1	NAMES OF REPORTING PERSONS. BMO Financial Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,727,746
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,727,746
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,746 **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

*	The source of funds for acquiring 45,000 shares of Series B Voting Convertible Preferred Stock of the issuer (“Preferred Stock”) was the working capital of BMO Bankcorp, Inc. (“BMO Bankcorp”), a wholly-owned subsidiary of BMO Financial Corp. (“BFC”), which is a wholly-owned subsidiary of Bank of Montreal (“BMO”, and together with BFC, the “Reporting Persons”). 378,446 shares of common stock of the issuer (“Common Stock”) owned by the Reporting Persons were acquired by converting 9,783 shares of the Preferred Stock held by BMO Bankcorp on August 5, 2010. On November 30, 2011, BMO Bankcorp was dissolved and all Common Stock and Preferred Stock held by BMO Bankcorp was transferred to BFC. 1,349,300 shares of Common Stock owned by the Reporting Persons were acquired by converting the remaining 35,217 shares of Preferred Stock on January 6, 2012.
**	This number does not include 291 shares of Common Stock held by sub-advisors of myCFO in the name of clients of myCFO.

Introductory Statement and Explanatory Note

On January 17, 2012, BFC (using its former legal name, Harris Financial Corp.) erroneously filed a Schedule 13G with the Securities and Exchange Commission with respect to the Issuer. The Schedule 13G should be disregarded in its entirety, and this Schedule 13D, as amended, shall continue to remain in effect.

This Third Amendment to Schedule 13D (this “Amendment”) is being filed to amend certain information provided in the Schedule 13D filed by the Reporting Persons on January 12, 2009, as amended on August 20, 2010 and further amended on November 15, 2011 (the “Original Filing”). Any capitalized term used in this Amendment but not defined herein shall have the meaning given to such term in the Original Filing. This Amendment supplements or amends certain items in the Original Filing as indicated below.

On November 30, 2011, BMO Bankcorp was dissolved and all of its assets and liabilities were transferred to its parent, BFC. Unless otherwise specified, all other information in the Original Filing remains unchanged.

Item 1. Security and Issuer

There are no changes to Item 1 of the Original Filing.

Item 2. Identity and Background

This Amendment amends the Original Filing to provide a new Schedule A listing the name, residence or business address, position, present principal occupation or employment, the name and, if other than any Reporting Person, the principal business and address of any corporation or organization in which such employment is conducted and citizenship of each director and executive officer of each Reporting Person.

In addition, the final paragraph of Item 2 in the Original Filing is deleted in its entirety and replaced with the following:

During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Because of the dissolution of BMO Bankcorp, Inc. as described above, all references to BMO Bankcorp in Item 2 of the Original Filing are stricken.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Filing is hereby amended by deleting the first paragraph.

Item 3 of the Original Filing is hereby amended by deleting the final paragraph of such item and replacing it with the following:

On August 5, 2010, Harris exercised its right to convert 9,783 shares of Series B Preferred Stock into 378,446 shares of Common Stock. In connection with the dissolution of BMO Bankcorp on November 30, 2011, BMO Bankcorp’s remaining Series B Preferred Stock and its Common Stock were transferred to BFC. On January 6, 2012, BFC converted all shares of its Series B Preferred Stock pursuant to the Series B Conversion in accordance with the terms of the Conversion and Voting Agreement (each as defined below in Item 4). No consideration was paid by BMO, BFC, BMO Bankcorp or any of their subsidiaries with respect to the conversions described in this paragraph.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented with the following information:

In connection with the dissolution of BMO Bankcorp on November 30, 2011, BMO Bankcorp’s remaining Series B Preferred Stock and its Common Stock were transferred to BFC.

On January 6, 2012, BFC converted all shares of its Series B Preferred Stock pursuant to the Series B Conversion in accordance with the terms of the Conversion and Voting Agreement. As a result, BMO, BFC and BMO Bankcorp no longer own Series B Preferred Stock or have any rights with respect to Series B Preferred Stock.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Filing is hereby deleted in its entirety and replaced with the following:

(a) As of the date of this Statement on Schedule 13D, the Reporting Persons beneficially own 1,727,746 shares of Common Stock.

(b) The Reporting Persons have the sole power to vote and dispose of the 1,727,746 shares of Common Stock that they beneficially own.

(c) In connection with the dissolution of BMO Bankcorp on November 30, 2011, BMO Bankcorp’s remaining Series B Preferred Stock and its Common Stock were transferred to BFC. On January 6, 2012, BFC converted all shares of its Series B Preferred Stock pursuant to the Series B Conversion in accordance with the terms of the Conversion and Voting Agreement.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Filing is hereby amended by incorporating by reference the information set forth in Items 4 and 5 hereof.

Item 7. Material to be Filed as Exhibits

None.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

BANK OF MONTREAL

(as of January 1, 2012)

The name, address, position, present principal occupation or employment of each of the directors and executive officers of Bank of Montreal (“BMO”) are set forth below.

Name	Address	Position/Principal Occupation/Employment	Citizenship
Robert Murray Astley	574 Strathmere Court Waterloo, Ontario, Canada N2T 2K2	Director of BMO; Corporate Director	Canadian

David Ross Beatty	c/o Beatinvest Limited 98 Teddington Park Toronto, Ontario, Canada M4N 2C8	Director of BMO; Chairman and Chief Executive Officer of Beatinvest Limited, an investment services company	Canadian

Sophie Brochu	c/o Gaz Métro 1717 Du Havre Montreal, Quebec, Canada H2K 2X3	Director of BMO, President and Chief Executive Officer of Gaz Métro, a utilities company	Canadian

Robert Chevrier	c/o Société de gestion Roche Inc. 200, Avenue des Sommets, Apt 2001 Ile des Soeurs, Verdun, Quebec, Canada H3E 2B4	Director of BMO; President of Société de gestion Roche Inc., a management and investment company	Canadian

George A. Cope	c/o Bell Canada 483 Bay Street, 9th Floor South Tower Toronto, Ontario, Canada M5G 2C9	Director of BMO; President and Chief Executive Officer of BCE Inc. and Bell Canada, each a telecommunications company	Canadian

William A. Downe	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Director, President and Chief Executive Officer of BMO; Director and Vice Chairman of the Board of Directors of BMO Financial Corp.	American and Canadian

Christine A. Edwards	35 W. Wacker Drive Chicago, IL 60601	Director of BMO; Partner, Winston & Strawn LLP, a law firm	American

Ronald Farmer	2 Devon Court Markham, Ontario, Canada L6C 1B3	Director of BMO; Managing Director of Mosaic Capital Partners, a Toronto-based holding company with interests in several private companies	Canadian

David Galloway	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Director and Chairman of the Board of Directors of BMO; Director of BMO Financial Corp.	Canadian

Name	Address	Position/Principal Occupation/Employment	Citizenship
Harold N. Kvisle	c/o TransCanada Corporation 450 – 1st St. SW Calgary, Alberta, Canada T2P 5H1	Director of BMO; Former President and Chief Executive Officer of TransCanada Corporation, a North American energy company focused on natural gas transmission and power generation	Canadian

Bruce H. Mitchell	c/o Permian Industries Limited First Canada Place, Suite 5330, Box 183 Toronto, Ontario, Canada M5X 1A6	Director of BMO; President and Chief Executive Officer of Permian Industries Limited, a management and holding company with interests in the North American food processing and technology industries	Canadian

Philip S. Orsino	68 Yorkville Avenue Suite 205 Toronto, Ontario, Canada M5R 3V7	Director of BMO; President of Jeld-Wen, a building services company	Canadian

Martha C. Piper	6028 Chancellor Boulevard Vancouver, British Columbia, Canada V6T 1E7	Director of BMO; Corporate Director	American and Canadian

Robert Prichard	c/o Torys LLP 79 Wellington St. West Suite 3000, Box 279 TD Centre Toronto, Ontario, Canada M5K 1N2	Director of BMO; Chair of Torys LLP, a law firm	British and Canadian

Guylaine Saucier	1000 rue de la Gauchetiere Ouest #2500 Montreal, Quebec, Canada H3B 0A2	Director of BMO; Corporate Director	Canadian

Don M. Wilson III	543 North Street Greenwich, Connecticut 06830	Director of BMO; Corporate Director	American

Jean-Michel Ares	100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Group Head, Technology and Operations	Canadian

Simon Fish	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 21st Floor Toronto, Ontario, Canada M5X 1A1	Executive Vice President and General Counsel of BMO Financial Group	British

Surjit Rajpal	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Executive Vice President and Chief Risk Officer of BMO Financial Group	Canadian

Name	Address	Position/Principal Occupation/Employment	Citizenship
Thomas Voysey Milroy	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 4th Floor Toronto, Ontario, Canada M5X 1A1	Chief Executive Officer of BMO Capital Markets, BMO Financial Group	Canadian

Gilles G. Ouellette	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 49th Floor Toronto, Ontario, Canada M5X 1A1	President and Chief Executive Officer of Private Client Group of BMO	Canadian

Richard Rudderham	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 68th Floor Toronto, Ontario, Canada M5X 1A1	Executive Vice President, Head of Human Resources, BMO Financial Group	Canadian

Thomas E. Flynn	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Chief Financial Officer of BMO Financial Group	Canadian

Franklin J. Techar	c/o Bank of Montreal 55 Bloor Street West, 16th floor Toronto, Ontario, Canada M4W 3N5	President and Chief Executive Officer, Personal and Commercial Banking Canada of BMO Financial Group	American

Douglas B. Stotz	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 28th Floor Toronto, Ontario, Canada M5X 1A1	Chief Marketing Officer, BMO Financial Group	American

Mark F. Furlong	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director of BMO Financial Corp.; President and Chief Executive Officer of BMO Harris Bank N.A.	American

DIRECTORS AND EXECUTIVE OFFICERS OF

BMO FINANCIAL CORP.

(as of January 1, 2012)

The name, address, position, present principal occupation or employment of each of the directors and executive officers of BMO Financial Corp. (“BFC”) are set forth below.

Name	Address	Position/Principal Occupation/Employment	Citizenship
Terry Bulger	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President, U.S. Risk Management and Chief Risk Officer of BFC	American

David R. Casper	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President, Commercial Banking Division of BFC	American

Ellen Costello	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Director, Chief Executive Officer, President and U.S. Country Head of BFC	American

Christopher J. McComish	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Executive Vice President of Personal Banking – IL, IN, WI, KS and Co-Head of North American Specialized Sales of BFC	American

Pamela C. Piarowski	c/o BMO Harris Bank 111 W. Monroe Street Chicago, IL 60603	Senior Vice President, Chief Financial Officer and Treasurer of BFC	American

Ann Benschoter	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President, Headquarters, U.S. Personal and Commercial Banking of BFC	American

Brad Chapin	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President of Personal Banking – WI, MN, AZ and FL of BFC	American

Kenneth Krei	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Executive Vice President, Global Private Banking of BFC	American

Barry McInerney	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Co-CEO Global Asset Management of BFC	Canadian

William A. Downe	c/o Bank of Montreal, 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Director, President and Chief Executive Officer of Bank of Montreal; Director of BFC	American and Canadian

Mark F. Furlong	c/o BMO Harris Bank 111 W. Monroe St. Chicago, IL 60603	Director of BFC; President and Chief Executive Officer, BMO Harris Bank N.A.	American

Stephen E. Bachand	325 Ponte Vedra Blvd. Ponte Vedra Beach, FL 32082	Director of BFC; former Director of Bank of Montreal; Corporate Director	American

Name	Address	Position/Principal Occupation/Employment	Citizenship
Pastora San Juan Cafferty	c/o University of Chicago School of Social Service Administration 969 East 60th Street Chicago, IL 60637	Director of BFC; Professor Emerita, University of Chicago	American

Frank M. Clark	c/o Commonwealth Edison 440 South LaSalle St., 33rd Floor Chicago, IL 60605	Chair of the Board of BFC; Chairman and CEO of Commonwealth Edison, a utilities company	American

Susan T. Congalton	c/o California Amforge Corp. 1520 Kensington Rd, Ste 112 Oak Brook, IL 60523	Director of BFC; Chair and CEO of California Amforge Corp., a forgings production company	American

John W. Daniels Jr.	c/o Quarles & Brady LLP 411 East Wisconsin Ave. Milwaukee, WI 53202	Director of BFC; Chairman, Quarles & Brady LLP, a law firm	American

Arnold Donald	7 Huntleigh Woods St. Louis, MO 63131	Director of BFC; President and CEO of the Executive Leadership Council, a non-profit organization	American

David Galloway	c/o Bank of Montreal 100 King Street West, 1 First Canadian Place, 24th Floor Toronto, Ontario, Canada M5X 1A1	Director and Chairman of the Board of Directors of Bank of Montreal; Director of BFC	Canadian

David J. Lubar	c/o Lubar & Co. 700 North Water Street, Ste. 1200 Milwaukee, WI 53202	Director of BFC; President, Lubar & Co., a private investment firm	American

Jerome A. Peribere	c/o Dow Advanced Materials 210 W. Washington Square Philadelphia, PA 19106	Director of BFC; President and Chief Executive Officer of Dow Advanced Materials, a division of The Dow Chemical Company	French

John Rau	c/o Miami Corporation 410 North Michigan Ave., Ste. 590 Chicago, IL 60611	Director of BFC; President and CEO of Miami Corporation, a distributor of automotive and marine interior and exterior trim products	American

John S. Shiely	15270 Briaridge Court Elm Grove, WI 53122	Director of BFC; Chairman Emeritus, Briggs & Stratton Corporation, a manufacturer of gasoline engines for outdoor power equipment	American

Michael J. Van Handel	c/o Manpower Inc. 100 Manpower Place Milwaukee, WI 53212	Director of BFC; Executive Vice President and Chief Financial Officer of Manpower Inc., an employment service provider	American

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2012

Bank of Montreal

/s/ Barbara Muir
Signature
Barbara Muir
Senior Vice President, Deputy General Counsel, Corporate Affairs and Corporate Secretary

/s/ Karen Eastburn
Signature Karen Eastburn
Assistant Corporate Secretary

BMO Financial Corp.

/s/ Pamela C. Piarowski
Signature
Pamela C. Piarowski
Senior Vice President

/s/ Colleen Hennessy
Signature

Colleen Hennessy Assistant Corporate Secretary